 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 17, 2017, announcing that the joint venture with International Seaways has signed a contract with North Oil Company for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service.

The information contained in this Report on Form 6-K, except for the fifth and sixth paragraphs of the press release contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 17, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 17 May 2017 – 6.00 a.m. CET ________________________________

EURONAV ANNOUNCES EXECUTION OF
FIVE YEAR CONTRACTS
 FOR ITS FSO JOINT VENTURE
ANTWERP, Belgium, 17 May 2017 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces that the joint venture with International Seaways ("INSW") has signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company ("NOC"), the future operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited.
The new contracts for these custom-made 3 million barrels capacity units which have been significantly converted and that have been serving the Al-Shaheen field without interruption since 2010 will have a duration of five years starting at the expiry of the existing contracts with Maersk Oil Qatar. The existing contracts will remain in force until expiry in the third quarter of 2017.

The new contracts are expected over their full duration to generate EBITDA (earnings before interest, taxes, depreciation and amortization) in excess of USD 360 million for the joint ventures. Based on Euronav's 50% ownership in the joint ventures the five year contracts are expected to generate in excess of USD 180 million of EBITDA for the Company.

The FSO Africa and FSO Asia floating storage platforms are both high specification and long duration assets with a potential trading life to 2032. In addition the joint venture with International Seaways will be debt free from July 2017 providing further optionality to create value.

Paddy Rodgers, CEO of Euronav said: "We are pleased as these contracts provide Euronav with an additional degree of high quality earnings visibility. Combined with our underlying time charter portfolio, this provides Euronav with a solid base of fixed income".

Euronav takes this opportunity to highlight to investors a short film on the original conversion of the FSO Asia to indicate the scale, investment and technical complexity of the operation. This is available on the following link in the new media section of our website: https://www.euronav.com/media/videos/#sthash.aBQtVPFs.dpbs.

PRESS RELEASE Regulated information 17 May 2017 – 6.00 a.m. CET ________________________________

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information 17 May 2017 – 6.00 a.m. CET ________________________________

Contact:
Mr. Brian Gallagher - Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final half year results 2017: Thursday, 10 August 2017

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being 1 V-Plus vessel, 31 VLCCs, 19 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.
Regulated information within the meaning of the Royal Decree of 14 November 2007.